                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. )

                            Prime Group Realty Trust
-------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    74158J103
                           --------------------------
                                 (CUSIP number)

                   Robert T. Needham, K Capital Partners, LLC
                                  75 Park Plaza
                           Boston, Massachusetts 02116
                                 (617) 646-7700
-------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 12, 2001
          -------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 (Page 1 of 15)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 2 OF 13 PAGES
---------------------------------                ------------------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

           K Capital Partners, LLC
           04-3468268

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  2,095,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                          0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  2,095,800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                          0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,095,800
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     13.35%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 3 OF 13 PAGES
---------------------------------                ------------------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  282,205
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  282,205
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     282,205
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     1.80%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 4 OF 13 PAGES
---------------------------------                ------------------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     K Capital Offshore Master Fund (U.S. Dollar), L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  1,813,595
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                          0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  1,813,595
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                          0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,813,595
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     11.55%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 5 OF 13 PAGES
---------------------------------                ------------------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Harwich Capital Partners, LLC
     04-3468264

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  2,095,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                          0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  2,095,800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                          0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,095,800
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     13.35%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 6 OF 13 PAGES
---------------------------------                ------------------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Thomas Knott

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  2,095,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                          0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  2,095,800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                          0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,095,800
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     13.35%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 7 OF 13 PAGES
---------------------------------                ------------------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Abner Kurtin

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  2,095,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                          0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  2,095,800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                          0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,095,800
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     13.35%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 8 OF 13 PAGES
---------------------------------                ------------------------------


ITEM 1. SECURITY OF THE ISSUER.

       The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Securities" or the "Shares"), of Prime Group Realty Trust, a real estate investment trust organized under the laws of the state of Maryland (the "Company"). The Company has its principal executive offices located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.


ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c) This Report is filed by Special K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the "Partnership"), K Capital Partners, LLC, Harwich Capital Partners, LLC, Thomas Knott and Abner Kurtin.

     Special K Capital Offshore Master Fund (U.S. Dollar), L.P. and K Capital Offshore Master Fund (U.S. Dollar), L.P. are each limited partnerships organized in the Cayman Islands with a registered address at the offices of Walkers Attorneys at Law, Walker House, P.O. Box 265, Georgetown, Grand Cayman, Cayman Islands; K Capital Partners, LLC is a Delaware limited liability company and the sole general partner of the Partnership (the "General Partner") having its principal place of business and executive offices at 75 Park Plaza, Boston, Massachusetts 02116; Harwich Capital Partners, LLC is a Delaware limited liability company and the Managing Member of the General Partner having its principal place of business at c/o K Capital Partners, LLC, 75 Park Plaza, Boston, Massachusetts 02116; and Thomas Knott and Abner Kurtin are each the Managing Members of Harwich Capital Partners, LLC, having their principal places of business at c/o K Capital Partners, LLC, 75 Park Plaza, Boston, Massachusetts 02116 (collectively, the "Reporting Persons"). The principal business of each Reporting Person is to administer, promote, manage and advise private investment pools and any business related thereto or useful in connection therewith.

     (d) and (e) During the past five years or since their inception, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Knott and Mr. Kurtin are United States citizens.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds for the transactions described in Item 5(c) were assets of the Partnership and certain other managed accounts.


ITEM 4. PURPOSE OF TRANSACTIONS.

     In early May 2001, Larry Feldman of Feldman Equities, Inc. ("Feldman") contacted the Reporting Persons concerning their interest in participating in a recapitalization of a partnership (the

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 9 OF 13 PAGES
---------------------------------                ------------------------------


"Investment Partnership") that owns 7,944,893 operating partnership units and shares in the Company, in order to refinance the Investment Partnership's existing indebtedness (the "Proposed Recapitalization"). On May 9, 2001, following a general discussion concerning the Proposed Recapitalization, the Reporting Persons executed an agreement (the "Agreement") pursuant to which (i) Feldman agreed to deliver to the Reporting Persons certain publicly available information and analyses pertaining to the Company (the "Information"), and (ii) the Reporting Persons agreed, among other things, that for a period of one year, they would neither solicit the Company or any other party with respect to a transaction substantially similar to the Proposed Recapitalization, nor discuss or entertain discussions or negotiations with any party with respect to such transaction. The Agreement is being filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

     Following execution of the Agreement, Feldman provided the Reporting Persons with the Information, and the parties continued discussions concerning the Proposed Recapitalization. The Reporting Persons and Feldman have not reached any agreement or understanding concerning the Reporting Persons' participation in the Proposed Recapitalization. Feldman may contact alternative financing sources for the Proposed Recapitalization and may complete the Proposed Recapitalization with capital provided by such alternative sources or with its own funds. The Reporting Persons have not committed to provide any of the funds needed for the Proposed Recapitalization and may decline to participate therein.

     In addition to the foregoing, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Company, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in this Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of
Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of July 13, 2001 the Reporting Persons may be deemed to beneficially own 2,095,800 Shares of the Company. Based upon there being 15,703,158 Shares outstanding, the Shares which the Reporting Persons may be deemed to beneficially own represents approximately 13.35% of the outstanding Shares of the Company.

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 10 OF 13 PAGES
---------------------------------                ------------------------------


     The Reporting Persons expressly disclaim membership in a group with Feldman and beneficial ownership of any of the Shares owned by Feldman. Feldman has informed the Reporting Persons that, as of July 13, 2001, he beneficially owned 593,400 Shares of the Company. If a group between the Reporting Persons and Feldman were deemed to exist, such group would own 2,689,200 Shares or 17.13% of the outstanding Shares of the Company.

     (b) In accordance with the Agreement of Limited Partnership, the General Partner has the sole power to vote and the sole power to dispose of the Shares of the Company held by the Partnership.

     (c) The Reporting Persons have made the following purchases of Shares.


           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

-------------------- --------------- ------------------- ----------------------------
  Transaction Date     # of Shares     Price Per Share     Aggregate Purchase Price
-------------------- --------------- ------------------- ----------------------------
      06/06/01             6,490           $13.23                 $ 85,904.24
-------------------- --------------- ------------------- ----------------------------
      06/07/01             5,900           $13.05                 $ 76,995.00
-------------------- --------------- ------------------- ----------------------------
      06/08/01            23,600           $12.95                $ 305,620.00
-------------------- --------------- ------------------- ----------------------------
      06/11/01               625           $12.76                  $ 7,979.50
-------------------- --------------- ------------------- ----------------------------
      06/12/01             5,900           $12.85                 $ 75,815.00
-------------------- --------------- ------------------- ----------------------------
      06/13/01            38,775           $12.95                $ 502,136.25
-------------------- --------------- ------------------- ----------------------------
      06/15/01               744           $13.12                  $ 9,761.28
-------------------- --------------- ------------------- ----------------------------
      07/12/01           200,171           $13.50                $2,702,308.50
-------------------- --------------- ------------------- ----------------------------


               K Capital Offshore Master Fund (U.S. Dollar), L.P.

------------------ --------------- ------------------- ----------------------------
 Transaction Date    # of Shares     Price Per Share     Aggregate Purchase Price
------------------ --------------- ------------------- ----------------------------
     06/06/01           47,712           $13.23                $ 631,535.12
------------------ --------------- ------------------- ----------------------------
     06/07/01           43,375           $13.05                $ 566,043.75
------------------ --------------- ------------------- ----------------------------
     06/08/01               600          $13.01                 $ 7,806.00
------------------ --------------- ------------------- ----------------------------
     06/08/01          173,500           $12.95               $ 2,246,825.00
------------------ --------------- ------------------- ----------------------------
     06/11/01             4,598          $12.76                 $ 58,703.59
------------------ --------------- ------------------- ----------------------------
     06/12/01           43,375           $12.85                $ 557,368.75
------------------ --------------- ------------------- ----------------------------
     06/13/01          285,060           $12.95               $ 3,691,527.00
------------------ --------------- ------------------- ----------------------------
     06/15/01             5,465          $13.12                 $ 71,700.80
------------------ --------------- ------------------- ----------------------------
     07/12/01         1,199,829          $13.50               $16,197,691.50
------------------ --------------- ------------------- ----------------------------

     All transactions were made in the open market on Nasdaq National Market.

     (d) Each Partnership is a limited partnership. Each member of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents.

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 11 OF 13 PAGES
---------------------------------                ------------------------------


     (e) Not applicable.

     The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for Exhibits 99.1 and 99.2, attached hereto, and as otherwise set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits to this statement:

     EXHIBIT 99.1 - Joint Filing Agreement

     EXHIBIT 99.2 - Agreement, dated May 9, 2001, by and between K Capital
                    Partners, LLC and Feldman Equities, Inc.

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 12 OF 13 PAGES
---------------------------------                ------------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 13th day of July, 2001.

                             Special K Capital Offshore Master Fund
                             (U.S. Dollar), L.P.

                             By: /S/ ROBERT T. NEEDHAM
                                ----------------------
                                K Capital Partners, LLC, General Partner
                                By: Harwich Capital Partners, LLC, its
                                    Managing Member
                                By: Robert T. Needham, its Chief
                                    Administrative Officer


                             K Capital Offshore Master Fund (U.S. Dollar), L.P.

                             By: /S/ ROBERT T. NEEDHAM
                                 ----------------------
                                 K Capital Partners, LLC, General Partner
                                 By: Harwich Capital Partners, LLC, its
                                     Managing Member
                                 By: Robert T. Needham, its Chief Administrative
                                     Officer


                             K Capital Partners, LLC

                             By: /S/ ROBERT T. NEEDHAM
                                 ----------------------
                                 Harwich Capital Partners, LLC, its Managing
                                 Member
                                 By: Robert T. Needham, its Chief
                                 Administrative Officer


                             Harwich Capital Partners, LLC

                             By: /S/ ROBERT T. NEEDHAM
                                 ----------------------
                                 Robert T. Needham, its Chief
                                 Administrative Officer

---------------------------------                ------------------------------
       CUSIP NO. 74158J103            13D              PAGE 13 OF 13 PAGES
---------------------------------                ------------------------------


                                 /S/ THOMAS KNOTT
                                 --------------------------
                                 Thomas Knott



                                 /S/ ABNER KURTIN
                                 --------------------------
                                 Abner Kurtin